UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                                 Celeritek, Inc.
                                 ---------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    150926103
                                    ---------
                                 (CUSIP Number)

                                 Tamer Husseini
                                 Celeritek, Inc.
                              3236 Scott Boulevard
                          Santa Clara, California 95054
                                 (408) 986-5060
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 19, 2002
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150926103                                                 SCHEDULE 13D
--------------------------------------------------------------------------------

1. Names of Reporting Persons: Anaren Microwave, Inc.

      I.R.S. Identification Nos. of above persons (entities only): 16-0928561

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)  [ ]
       (b)  [ ]

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions)

      WC

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

      [ ]
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization

      New York

--------------------------------------------------------------------------------
Number of Shares        7. Sole Voting Power                            777,300
Beneficially            --------------------------------------------------------
Owned by                8. Shared Voting Power                            - 0 -
Each                    --------------------------------------------------------
Reporting               9. Sole Dispositive Power                       777,300
Person With             --------------------------------------------------------
                        10. Shared Dispositive Power                      - 0 -
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person

      777,300 shares of Common Stock

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)

      6.35%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)

      CO

      This Amendment No. 2 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on July 11, 2002, as amended on August 6, 2002, by Anaren Microwave, Inc., a New York corporation ("Anaren"), with respect to its ownership of common stock, no par value, of Celeritek, Inc., a California corporation ("Celeritek").

Item 4. Purpose of Transaction

      On September 19, 2002, Anaren sent a letter to Celeritek, a copy of which is attached hereto as an exhibit.

Item 7. Material to be Filed as Exhibits

      Exhibit 1 - Letter dated September 19, 2002 from Anaren to Celeritek

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 20, 2002                         ANAREN MICROWAVE, INC.

                                                 By:    /s/ Lawrence A. Sala
                                                        ------------------------
                                                 Name:  Lawrence A. Sala
                                                 Title:  Chairman, President and
                                                         Chief Executive Officer


                                       3